UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 17, 2014



United Fire Group, Inc.
(Exact name of registrant as specified in its charter)

Iowa	**001-34257**	**45-2302834**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

118 Second Avenue, S.E., Cedar Rapids, Iowa	**52401**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(319) 399-5700**

_____

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01. Regulation FD Disclosure

On March 17 and March 18, 2014, the management of United Fire Group, Inc. will hold one-on-one meetings with investors and present at the annual NYSSA conference in New York, New York. Exhibit 99.1 is a copy of the materials used at these meetings. These materials are being posted on United Fire's investor relations website, http://ir.unitedfiregroup.com/events.cfm, on March 17, 2014. These materials are being furnished pursuant to Item 7.01, and the information contained in them shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, or otherwise subject to the liabilities under that Section. Furthermore, the information contained in Exhibit 99.1 shall not be deemed to be incorporated by reference into our filings under the Securities Act of 1933.

Disclosure of forward-looking statements

This presentation may contain forward-looking statements about our operations, anticipated performance and other similar matters. The Private Securities Litigation Reform Act of 1995 provides a safe harbor under the Securities Act of 1933 and the Securities Exchange Act of 1934 for forward-looking statements. The forward-looking statements are not historical facts and involve risks and uncertainties that could cause actual results to differ materially from those expected and/or projected. Such forward-looking statements are based on current expectations, estimates, forecasts and projections about our company, the industry in which we operate, and beliefs and assumptions made by management. Words such as expect(s), anticipate(s), intend(s), plan(s), believe(s), continue(s), seek(s), estimate(s), goal(s), target(s), forecast(s), project(s), predict(s), should, could, may, will continue, might, hope, can and other words and terms of similar meaning or expression in connection with a discussion of future operating, financial performance or financial condition, are intended to identify forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed in such forward-looking statements. Information concerning factors that could cause actual results to differ materially from those in the forward-looking statements is contained in Part I Item 1A Risk Factors of our annual report on Form 10-K for the year ended December 31, 2013, filed with the Securities and Exchange Commission of March 5, 2014, and any subsequent quarterly reports on Form 10-Q. The risks identified on Form 10-K are representative of the risks, uncertainties, and assumptions that could cause actual outcomes and results to differ materially from what is expressed in forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this release or as of the date they are made. Except as required under the federal securities laws and the rules and regulations of the Securities and Exchange Commission, we do not have any intention or obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise. Reconciliations of non-GAAP measures are on Page 37 of Exhibit 99.1 and also available in our quarterly news releases, which are available on the Investors Relations page of our website www.UnitedFireGroup.com.

Item 8.01. Other Events

On March 17 and March 18, 2014, the management of United Fire Group, Inc. will hold one-on-one meetings with investors and present at the annual NYSSA conference in New York, New York. Exhibit 99.1 is a copy of the materials used at these meetings. These materials are being posted on United Fire's investor relations website, http://ir.unitedfiregroup.com/events.cfm, on March 17, 2014. These materials are being furnished pursuant to Item 8.01, and the information contained in them shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, or otherwise subject to the liabilities under that Section. Furthermore, the information contained in Exhibit 99.1 shall not be deemed to be incorporated by reference into our filings under the Securities Act of 1933.

Item 9.01. Financial Statements and Exhibits.

(a) Not applicable.

(b) Not applicable.

(c) Not applicable.

(d) Exhibits.

The following exhibits are furnished herewith.

Exhibit 99.1   Investor presentation materials of United Fire Group, Inc. dated March 18, 2014.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

	United Fire Group, Inc.
	(Registrant)
Dated: March 17, 2014	/s/ Randy A. Ramlo
	Randy A. Ramlo, Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
99.1	Investor presentation materials of United Fire Group, Inc. dated March 18, 2014.



NYSSA CONFERENCE – March 18, 2014

TABLE OF CONTENTS

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COMPANY OVERVIEW

United Fire Group, Inc. (NASDAQ: UFCS)

- Super–regional

- Provider of a complete line of insurance products

- Founded in 1946; and based in Cedar Rapids, Iowa

- Six regional offices plus a new office in Los Angeles, CA

- $783 million in shareholders' equity at 12/31/2013

- Approximately 960 employees

COMPANY OVERVIEW

P& C Companies

- Rated "A" (Excellent) by A.M. Best
- 90% commercial lines / 10% personal lines
- Licensed in 43 states and the District of Columbia, active in 33
- Represented by approximately 1,200 independent agencies
- At 12/31/2013, $723 million in net written premiums

United Life Insurance Co.

- Rated "A-" (Excellent) by A.M. Best
- 69% annuities / 31% traditional life insurance products
- Licensed in 37 states, active in 35
- Represented by approximately 1,000 independent agencies
- At 12/31/2013, $4 billion of net life insurance in force

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2013 HIGHLIGHTS

- GAAP combined ratio improved to 94.8% from 101.2%

- Book value grew 7% to $30.87

- Catastrophe losses were $30 million or 4.4 percentage points of the combined ratio, down slightly from our expected CAT load of 6%

- GAAP expense ratio was consistent at 31.8%

- Pure loss ratio improved in both commercial lines and personal lines

- Policy retention remained high at 82%

- Mercer integration substantially completed

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CURRENT AND LONG-TERM OBJECTIVES

2020 Vision

- Expand our agency plant and penetration
- Leverage our existing product portfolio
- Expand our geographic footprint
- Enter the Excess & Surplus lines
  - New Branch in Los Angeles as of February 1, 2014
- Continue to capitalize on strategic growth opportunities
- Objectives:
  - Increase ROE
  - Increase Written Premium
  - Provide best-in-class service
  - Be a "best place to work" so as to recruit and retain the best employees

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LIFE COMPANY – OBJECTIVES

- Geographic expansion – eight new states in 2013 (currently receiving premium in five of those states)

- Life / Fixed Annuity mix – goal is 50/50 in order to reduce exposure to interest sensitive products

- Lapse ratio under 6% (5.5% in 2013)

- Automation commitment (ease of doing business)

ENTERPRISE RISK MANAGEMENT (ERM)

- ERM management committee meets quarterly

- Board of Directors risk management committee oversees ERM effort
  - Management reviews risk metrics with risk management committee
  - Risk appetite statement developed
  - Economic capital modeling used to assess risk

- ORSA

ADDITIONAL ISSUES / ACTIONS

Workers' Compensation Line Update – Addressing Severity

- Underwriter referrals on all renewals with high hazard classes
- New "Cost Control" program with heavy focus on safety & injury management
- Focus on appropriate rate vs. hazard class
- Additional/advanced underwriting training on severity exposures
- Predictive modeling on accounts above $10k in premium
- Reassigned underwriters and supervisors to more appropriately align underwriting skills
- Increased focus on underperforming agents
- Re-underwrote accounts with large losses

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ADDITIONAL ISSUES / ACTIONS

Small Business Unit Update

- **Assessment perspectives**
  - Enhanced workflow
  - Enhanced class offerings
  - Enhanced coverage options
  - Enhanced pricing sophistication
- **Distinct profit center**
- **2013 growth in written premium of 13.7%**



BOP Written Premium/Growth

NOTE: Significant increase between 2011 and 2012 is due to the inclusion of Mercer Insurance Group – 2011 and prior does not include Mercer

2014 Reinsurance Programs

- Catastrophe program
  - Renewed with ROL (rate on line) down 15% and adjustable rate down 25%
  - $230 million excess of $20 million retention
  - No co-participation on losses
  - 96-hour limit rather than 72-hour limit

  Core program
  - $2 million retention
  - $13 million per risk property coverage
  - $38 million per occurrence casualty coverage
  - $20 million maximum any one life

ADDITIONAL ISSUES /ACTIONS

New Branch Office for E&S Line of Business

- Effective February 1, 2014
- Located in Los Angeles, California
- First policies effective in 1Q2014
- Initially write business in states of CA, OR, NV, AZ

ADDITIONAL ISSUES / ACTIONS

Usage-based driving / Telematics

- Advantages
  - Driver behavioral changes
  - Analytics (health of auto, youth-driving trends)
  - Usage-driven risk assessment for premium adequacy
- Current program
  - Scoping process completed in 2013
  - Pilot program in 2014



Image of UBI devise courtesy of Intelligent
Mechatronic Systems Inc. (IMS)

ADDITIONAL ISSUES / ACTIONS

Branding "Refresh" Project

- "Refreshed" logo
- More unified look and feel across all regional offices
- Unified message (both internal and external)
- Creation of a dynamic identity – UFG rather than United Fire Group
- Newly appointed VP of Marketing

ADDITIONAL ISSUES / ACTIONS

Smart Phone Apps

Tap into United Life for:

- Customer searches
- Policy and client details
- Term and Whole Life quotes
- Company publications
- Current interest rates
- Company contacts

(P&C App currently under development for 2014)





CAPITAL MANAGEMENT

- Dividend – currently $0.18 per quarter
- Share repurchases
- Share repurchase authorization until August 2014
- Debt – none

- We believe the best use of our capital is to write new, adequately priced business, which was a focus in 2013 and will continue to be a focus in 2014.

PORTFOLIO MANAGEMENT

Conservative Investment Philosophy

Manage our own portfolios
- We maintain a fixed-to-equity ratio of 90/10

How we are addressing the low interest rate environment
- We continue to purchase quality investments rated investment grade or better
- We more closely match duration of our investment portfolio to liabilities

Portfolio yield of 3.7% and duration of 4.96 years at December 31, 2013

International corporate bond holdings account for approximately 8% of the fixed asset portfolio

Highly Rated Fixed Income Portfolio



NOTE: Baa/BBB comprised of mostly corporate bonds of well-known brands with little likelihood of default.

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ECONOMIC/MARKET CONDITIONS

- Positive rate environment for nine quarters

- Rate increases are expected through 2014

- Positive audit premium for the last nine quarters

- Our insureds continue to add exposures at renewal

- Policy count growth opportunities

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RATE IMPROVEMENT



Sources: marketscout.com; ciab.com; towerswatson.com

PREMIUM GROWTH



Net Written Premiums

ORGANIC GROWTH

Growth Components	YTD 2012	1Q2013	2Q2013	3Q2013	4Q2013	YTD 2013
Rate Increases…………………………	6.0%	6.8%	5.2%	8.0%	6.2%	7.7%
New Business………………………….	3.5%	1.8%	3.0%	3.1%	2.4%	2.1%
Exposure Increases………………….	3.0%	0.5%	0.8%	4.1%	0.8%	0.8%
Overall Organic Growth………..	12.5%	9.1%	9.0%	15.2%	9.4%	10.6%

Loss costs remain at approximately 3.5% according to a recent Towers Watson report

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UNDERWRITING PERFORMANCE

GAAP Combined Ratio



Catastrophe Loss Contribution



NOTE: Improvement in core loss ratio every year since 2009

FINANCIAL PERFORMANCE

Book Value Per Share

ROE averaged 7.6% (including unrealized gains/losses)
Between 2001 and 2013



RESERVING



Prior Year Development as % Premiums Earned

Median: 9.0%

NOTE: 2008 and 2009 reflect litigation costs associated with Hurricane Katrina



TOTAL INVESTMENT YIELD



Investment Yield

	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013
Life Insurance Segment	6.3%	6.1%	6.4%	5.9%	6.2%	5.2%	5.0%	4.5%	4.1%	4.1%
P&C Insurance Segment	4.4%	4.9%	4.7%	5.5%	3.7%	3.4%	3.7%	2.8%	3.1%	3.0%
Total Invested Assets	5.7%	5.7%	5.7%	5.7%	5.1%	4.5%	4.5%	3.8%	3.7%	3.7%

Life Insurance Segment — P&C Insurance Segment — Total Invested Assets

PORTFOLIO MANAGEMENT



Telecom Svc 3.2%
Consumer Discretionary 2.6%
Materials 4.1%
Info Tech 4.1%
Consumer Staples 6.0%
Financials 37.1%
Energy 6.9%
Utilities 7.2%
Healthcare 13.0%
Industrials 15.8%

Equity Portfolio



Private Placements 4%
Agency Securities 19%
Corporate Bonds 45%
Equities 7%
Municipal Bonds 24%
U.S. Treasury Bonds 1%

Total Portfolio

STOCK PRICE IMPROVEMENT



52-week high 34.21;   low $22.11;   current $29.00;   book value $30.87



COMPETITIVE ADVANTAGES

- Local market knowledge
- Strong agency relationships
- Superior underwriting
- Exceptional customer service
- Fair and ethical claims handling
- Efficient and effective technology
- Value-added services
  - Service center
  - Loss control
  - Certificate of insurance processing
  - Ease of doing business
  - Web services

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KEY INVESTMENT CONSIDERATIONS

- Expanded geographic presence through acquisition
- Growth opportunities
  - Capitalizing on recent acquisitions
  - Organic growth in existing markets
- Decentralized underwriting and marketing
- Opportunities for efficiencies
- Reserving
  - Historically reported favorable loss reserve development
- Exposure management
- Conservative investment philosophy
- Strong balance sheet with proactive capital management
  - Paid a quarterly dividend since 1968
  - Dividend yield at 12/31/2013 of 2.4%
  - 20% increase in the dividend on May 15, 2013
- Experienced senior management

IN CONCLUSION…

- Solid margin expansion
  - Approximately 3 points in our core (without CATs and prior period reserve development) loss ratio in 2013;
  - Strong expectation of continued margin expansion in 2014 as earned premiums will continue to grow;
  - Loss cost inflation remains muted; and underwriting initiatives produce improvements
- Spread of risk and volatility reductions will continue into 2014 including:
  - Improved reinsurance protection;
  - Continued growth and emphasis of small commercial initiative;
  - New business from E&S operation (non-CAT business);
  - Completion of Mercer integration and expansion of business in these regions;
  - Geographic expansion
- Expense ratio reduction expectations due to:
  - planned changes to commission and agent profit sharing programs;
  - Claims initiatives including Accenture System;
  - Improved legal costs management;
  - Improved mix of business (by diversifying business in CA, CO);
  - Completion of the Mercer acquisition integration;
  - Stabilizing pension and post-retirement benefits costs due to stable or rising interest rates
- Continually improving enterprise risk management and capital management processes leading to improved capital allocation, reduced risk and improving returns to shareholders

Appendix

APPENDIX

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SENIOR MANAGEMENT



RANDY A. RAMLO
President/CEO
Years at UFG: 30
Years in Industry: 30



MICHAEL T. WILKINS
Executive Vice President
Years at UFG: 28
Years in Industry: 28



DIANNE M. LYONS
Vice President/CFO
Years at UFG: 30
Years in Industry: 30



DAVID E. CONNER
Vice President/CCO
Years at UFG: 15
Years in Industry: 32



BARRIE W. ERNST
Vice President/CIO
Years at UFG: 11
Years in Industry: 33



NEAL R. SCHARMER
Vice President/Gen. Counsel
Years at UFG: 18
Years in Industry: 23

Average Years at UFG: 22
Average Years in Industry: 29

4Q13 and 2013 Highlights

	Three Months Ended December 31,		Twelve Months Ended December 31,	
	2013	2012	2013	2012
EPS - Operating	$1.00	($0.12)	$2.76	$1.44
Combined Ratio - GAAP	89.0%	111.1%	94.8%	101.2%
ROE			10.1%	5.6%
Catastrophe Losses	$3.0 mm	$30.2 mm	$30.2 mm	$64.7 mm
Impact to Combined Ratio	1.7 pts	18.0 pts	4.4 pts	10.3 pts
Impact to earnings per share	($0.08)	($0.77)	($0.77)	($1.65)
Prior year favorable reserve development	$8.5 mm	NA	$57.5 mm	NA
Impact to combined ratio	(4.9) pts	NA	(8.3) pts	NA
Impact to earnings per share	$0.23	NA	$1.46	NA

Note: ROE is calculated as net income divided by YTD average shareholders' equity

FINANCIAL SUMMARY

(GAAP, $ in thousands except per share values)	2013	2012	2011	2010	2009
Selected Income Statement Items					
Net Premiums Earned	$ 754,846	$ 694,994	$ 586,783	$ 469,473	$ 478,498
Net Income / (Loss)	76,140	40,212	11	47,513	(10,441)
Realized Gains / (Loss), net of tax	5,652	3,544	4,186	5,518	(8,566)
Operating Earnings / (Loss), net of tax	70,488	36,668	(4,175)	41,995	(1,875)
Selected Balance Sheet Items					
Cash and Investments	$3,142,330	$3,151,829	$3,052,535	$2,662,955	$2,542,693
Total Assets	3,720,672	3,694,653	3,618,924	3,007,439	2,902,544
Shareholders' Equity	782,833	729,177	696,141	716,424	672,735
Capital & Surplus (SAP) - P&C Only	668,766	585,986	565,843	594,308	556,265
Per Share Analysis					
Operating Income / (Loss) per Diluted Share	2.76	1.44	(0.16)	1.60	(0.07)
Net Income / (Loss) per Diluted Share	2.98	1.58	-	1.80	(0.39)
Dividends per Share	0.69	0.60	0.60	0.60	0.60
Book Value per Share	30.87	28.90	27.29	27.35	25.35
Profitability Analysis	%	%	%	%	%
Loss and Loss Settlement Expense Ratio	63.0	69.7	76.4	68.9	83.9
Expense Ratio	31.8	31.5	35.7	31.0	31.3
Combined Ratio	94.8	101.2	112.1	99.9	115.2
Combined Ratio (ex CATs & Hurr. Katrina Litigation)	90.4	90.9	97.0	95.2	101.4
ROAE	10.1	5.6	-	6.8	(1.6)
Operating ROAE	12.2	5.1	(0.6)	6.0	(0.3)

Note: Return on Equity is calculated as Net Income divided by YTD average stockholders' equity



P&C OPERATING SEGMENT FINANCIAL HIGHLIGHTS

(GAAP, $ in thousands except per share values)	2013	2012	2011	2010	2009
Commercial					
Net Premiums Written	$ 640,539	$ 576,076	$ 481,520	$ 363,806	$ 380,727
Net Premiums Earned	613,878	551,846	464,942	370,479	394,000
Loss and Loss Settlement Expenses	384,629	367,208	331,320	271,184	338,094
Loss and Loss Settlement Expense Ratio	62.7%	66.5%	71.3%	73.2%	85.8%
Personal					
Net Premiums Written	$ 67,803	$ 64,846	$ 57,133	$ 40,807	$ 38,208
Net Premiums Earned	65,908	63,092	55,568	39,731	35,735
Loss and Loss Settlement Expenses	47,744	54,268	51,725	25,576	23,641
Loss and Loss Settlement Expense Ratio	72.4%	86.0%	93.1%	64.4%	66.2%
Assumed					
Net Premiums Written	$ 14,479	$ 14,409	$ 13,270	$ 10,295	$ 5,892
Net Premiums Earned	14,406	14,473	13,261	10,163	5,942
Loss and Loss Settlement Expenses	4,980	17,661	24,786	(7,323)	3,986
Loss and Loss Settlement Expense Ratio	34.6%	122.0%	186.9%	(72.1%)	67.1%
Total					
Net Premiums Written	$ 722,821	$ 655,331	$ 551,923	$ 414,908	$ 424,827
Net Premiums Earned	694,192	629,411	533,771	420,373	435,677
Loss and Loss Settlement Expenses	437,353	439,137	407,831	289,437	365,721
Loss and Loss Settlement Expense Ratio	63.0%	69.8%	76.4%	68.9%	83.9%
Segment Net Income / (Loss)	$ 67,456	$ 33,512	$ (7,639)	$ 34,726	$ (17,677)

DEFINITIONS AND RECONCILIATIONS NOT PREPARED IN ACCORDANCE WITH GAAP

(GAAP, $ in thousands)	2013	2012	2011	2010	2009	2008	2007
Net Income / (Loss)	$ 76,140	$ 40,212	$ 11	$ 47,513	$ (10,441)	$(13,064)	$ 111,392
Realized Investment Gains / (Losses), after tax	$ 5,652	$ 3,544	$ 4,186	$ 5,518	$ (8,566)	$ (6,749)	$ 6,286
Net Operating Income / (Loss)	$ 70,488	$ 36,668	$ (4,175)	$ 41,995	$ (1,875)	$ (6,315)	$ 105,107
Earnings / (Losses) Per Share, diluted	$ 2.98	$ 1.58	$ -	$ 1.80	$ (0.39)	$ (0.48)	$ 4.03
Operating earnings / (Loss) Per Share, diluted	$ 2.76	$ 1.44	$ (0.16)	$ 1.60	$ (0.07)	$ (0.23)	$ 3.80
Return on Equity	10.1%	5.6%	0.0%	6.8%	(1.6%)	(1.9%)	15.6%

Note: Return on Equity is calculated as Net Income divided by YTD average stockholders' equity

Operating income is a commonly used Non-GAAP financial measure of net income excluding realized capital gains and losses and related federal income taxes. Because our calculation may differ from similar measures used by other companies, investors should be careful when comparing our measure of operating income to that of other companies. Management evaluates this measurement and ratios derived from this measurement because we believe it better represents the normal, ongoing performance of our businesses.

EXPOSURE MANAGEMENT

Managing Catastrophe Exposure

- 100-year PMLs below 2006 levels despite expanded portfolio due to Mercer Group transaction
- Managing geographic exposures to reduce coastal and other risks
- Updating policy terms and conditions
  - Policies written ex-wind
  - Policies written with wind exclusion

HURRICANE PML: 100-YEAR RETURN PERIOD



*   Reflects RMS v 11 model change and an inclusion of Mercer Ins. Grp. exposures
** Reflects RMS v 13 model change and an inclusion of Mercer Ins. Grp. exposures

EXPOSURE MANAGEMENT

Modeled vs. Actual Losses from Historical Storms

($ in millions)	Avg Modeled Gross Loss ($)	Actual Loss ($)	Actual to Avg Model Miss (%)
Katrina	483.7	389.4	24.2
Rita	49.2	34.9	41.2
Gustav	60.7	14.5	319.0
Ike	22.7	30.0	(24.7)
Isaac	4.1	3.3	22.8
Irene	17.2	6.4	168.3
Sandy	55.2	20.0	176.0

EXPERTISE WITH "MAIN STREET" BUSINESSES

NWP by Product Line

Twelve months ended 12/31/2013 - Property/Casualty ($ in millions)	NPW $	NPW %
Fire & Allied Lines	213.5	29.5%
Automobile	175.8	24.3%
Other Liability	210.9	29.2%
Workers' Compensation	85.4	11.8%
Surety	19.2	2.7%
Miscellaneous	3.5	0.5%
Reinsurance (Assumed)	14.5	2.0%
Total	722.8	

Top 15 Classes Show Main Street Focus

DESCRIPTION (Property and Casualty)	Percent of Total DWP
Concrete Construction Including Flat Work	8
Carpentry - residential	7
Excavation	7
Lessors' risk	6
Carpentry - commercial	4
Land grading / earth moving	4
Automobile repair or service shops	4
Electrical work	4
Metal goods manufacturing / machine shops	4
Plumbing - commercial	3
Plumbing - residential	3
Roofing - commercial	3
Landscape gardening	3
Heating and air conditioning	2
Restaurants	2
TOTALS	64

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AGENCY PHILOSOPHY

- We continually monitor agencies for compatibility
- Criteria: loss ratio, volume, relationship
- We seek "top three" position (as measured by direct premiums written)
- We seek agencies that focus on providing value-added services to their customers
- Our best agencies are medium-sized working in urban communities with strong economic growth
- We offer competitive performance-based compensation
- We contract with more than 1,200 independent agencies
  - Average agency size: $630,000
  - Size of largest agency: $10.3 million
  - Premium from our top 20: $122.5 million
  - Premium from our top 100: $294.9 million

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COMMISSION STRATEGY

- Be competitive, but not excessive

- Support our corporate goals by encouraging agents to place and retain business in geographic locations targeted for organic growth

- Effectively balance commissions with other incentives
  - As part of a total compensation package

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RESERVING

Claims Handling Philosophy

- FAIR claims service
- FAST claims service
- Use of outside adjusters is infrequent, allowing us to more closely control the adjusting function
- We employ top industry fraud predictive analytics technology

Reserving Philosophy

- We historically reported favorable loss reserve development
- We employ conservative reserving practices
- We reserve on a case basis with some pessimism
- We reserve for IBNR and LAE using actuarial methods

CAPITAL MANAGEMENT PHILOSOPHY

- Strong economic capital position
- Prudent reinsurance programs
- Outstanding debt paid off in July 2012
- History of consistently conservative reserves
- Use of capital – acquisition of Mercer Insurance Company

Share Repurchase	Avg. Price Per Share ($)	No. Shares Repurchased	Total Price ($ in millions)
12 Months Ended 12/31/2010	18.29	343,328	6.3
12 Months Ended 12/31/2011	17.69	702,947	12.4
12 Months Ended 12/31/2012	21.46	340,159	7.3
12 Months Ended 12/31/2013	27.58	59,603	1.6

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2014 PRODUCT NICHES

- Religious Institutions – Churches
- Auto Service and Repair Garages
- Garbage Refuse Haulers
- Condominiums
- Small Artisan Service and Repair contractors
- Retail Small Business (Business Owners Program)
- Land Improvement Contractors (Excavation, Land Grading)
- Commercial Output Program (Manufacturing)
- Contractors E & O
- Mechanical Contractors
- Plumbing & Heating Contractors

- Metal Goods Fabricators
- Machine Shops
- Restaurants
- Golf Courses
- Winery Program
- Aggregate Truckers (Sand and Gravel Haulers)
- Peripheral Oil Field Contractors
- Inland Marine
- Micro Brewers
- Water Well Drillers
- Agriculture Service Contractors
- Program Business
- Commercial Roofers
- Hardware Stores

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TOP EIGHT STATES

Twelve months ended 12/31/13 - Property/Casualty ($ in millions)		NPW $	DPW %
Texas		104.8	13.9%
Iowa		93.0	12.3%
California		79.3	10.5%
New Jersey		52.0	6.9%
Missouri		47.8	6.3%
Illinois		38.0	5.0%
Louisiana		36.4	4.8%
Colorado		36.0	4.8%
All Other States		267.4	35.5%

FORWARD-LOOKING STATEMENTS

This presentation may contain forward-looking statements about our operations, anticipated performance and other similar matters. The Private Securities Litigation Reform Act of 1995 provides a safe harbor under the Securities Act of 1933 and the Securities Exchange Act of 1934 for forward-looking statements. The forward-looking statements are not historical facts and involve risks and uncertainties that could cause actual results to differ materially from those expected and/or projected. Such forward-looking statements are based on current expectations, estimates, forecasts and projections about our company, the industry in which we operate, and beliefs and assumptions made by management. Words such as "expect(s)," "anticipate(s)," "intend(s)," "plan(s)," "believe(s)," "continue(s)," "seek(s)," "estimate(s)," "goal(s)," "target(s)," "forecast(s)," "project(s)," "predict(s)," "should," "could," "may," "will continue," "might," "hope," "can" and other words and terms of similar meaning or expression in connection with a discussion of future operating, financial performance or financial condition, are intended to identify forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed in such forward-looking statements. Information concerning factors that could cause actual results to differ materially from those in the forward-looking statements is contained in Part I Item 1A "Risk Factors" of our annual report on Form 10-K for the year ended December 31, 2013, filed with the SEC on March 3, 2014 and any subsequent quarterly reports on Form 10-Q. The risks identified on Form 10-K are representative of the risks, uncertainties, and assumptions that could cause actual outcomes and results to differ materially from what is expressed in forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this release or as of the date they are made. Except as required under the federal securities laws and the rules and regulations of the Securities and Exchange Commission, we do not have any intention or obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise. Reconciliations of non-GAAP measures are on Page 38 of this presentation and also available in our quarterly news releases, which are available on the Investors Relations page of our website www.UnitedFireGroup.com.

